EXHIBIT 4.1

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

AMENDMENT NO. 2, dated January 30, 2009, to Rights Agreement (the “Rights Agreement”), dated July 31, 2000, between OSI Systems, Inc., a California corporation (“Company”), and StockTrans, Inc., as rights agent (the “Rights Agent”). The parties agree as follows:

1. Capitalized terms not otherwise defined herein will have the respective meanings given them in the Rights Agreement.

2. Section 21 of the Rights Agreement is amended in its entirety to read as follows:

“Change of Rights Agent.    The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice in writing mailed to the Company and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (which holder shall, with such notice, submit such holder’s Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be an entity qualified to do business as a banking, trust or stock transfer institution in the State of California, in good standing, which is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $1.75 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares or Preferred Shares, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.”

3. Section 26 of the Rights Agreement is amended such that the address of U.S. Stock Transfer Corporation is deleted and replaced with the following:

“StockTrans, Inc.

44 W. Lancaster Ave.,

Ardmore, PA, 19003

Attention: Rights Agent”

4. The definition of “Final Expiration Date” and any and all references to July 31, 2010 as set forth in the Rights Agreement shall mean July 31, 2018.

5. Except as set forth herein, the Rights Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties have signed this Amendment No. 2 as of the date first written above.

OSI SYSTEMS, INC.		STOCKTRANS, INC.

By:	/s/ Victor Sze	By:	/s/ Jonathan Miller
Name:	Victor Sze	Name:	Jonathan Miller
Its:	Executive Vice President & General Counsel	Its:	President